EXHIBIT 99.1

TransAlta Reports Second Quarter 2024 Results

CALGARY, Alberta, Aug. 01, 2024 (GLOBE NEWSWIRE) --

TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) today reported its financial results for the three and six months ended June 30, 2024, demonstrating strong financial performance and reaffirming its 2024 outlook.

Second Quarter 2024 Financial Highlights

TransAlta’s second quarter results exceeded expectations and delivered strong free cash flow and solid operating performance. The Company delivered Free Cash Flow ("FCF")(1) per share of $0.57, which was firmly supported by its hedging and asset optimization strategies given the expected decline in Alberta spot power prices year over year, milder weather, lower natural gas prices and incremental generation from the addition of new natural gas, wind and solar supply in the market. Highlights for the quarter include:

  Adjusted EBITDA(1) of $312 million, compared to $387 million for the same period in 2023
  Strong operational adjusted availability of 90.8 per cent, up from 84.6 per cent during the same period in 2023
  FCF of $172 million or $0.57 per share, compared to $278 million or $1.05 per share for the same period in 2023
  Earnings before income taxes of $94 million, compared to $79 million for the same period in 2023
  Net earnings attributable to common shareholders of $56 million or $0.18 per share, compared to $62 million or $0.23 per share for the same period in 2023
  Cash flow from operating activities of $108 million, an increase of $97 million for the same period in 2023
  The return of $89 million of capital to shareholders during the six months ended June 30, 2024, through the buyback of 9.5 million common shares constituting 59 per cent of the Company's 2024 enhanced share repurchase program of up to $150 million

Other Business Highlights and Updates

  Achieved commercial operation of the 200 MW White Rock East wind facility on April 22, 2024 and the 200 MW Horizon Hill wind facility on May 21, 2024, increasing the Company's renewables fleet in the US to over 1 GW
  Entered into an additional 10-year transfer agreement on June 21, 2024, with an A+ rated customer for the sale of the remaining 20 per cent of the expected production tax credits ("PTCs") to be generated from the White Rock and Horizon Hill wind facilities
  Welcomed Joel Hunter as Executive Vice President, Finance and Chief Financial Officer ("CFO") effective July 1, 2024, following the retirement of Todd Stack effective June 30, 2024

"Our strong second quarter results demonstrate the value of our portfolio management and market forecasting capabilities. In response to the evolving market conditions in Alberta, we proactively deployed hedging strategies to enhance portfolio margins and moderate the impact of the known supply additions and weakening price environment in Alberta. Given our portfolio position, we are confident that we will reach our 2024 guidance given our exceptional performance in the first half of the year," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"We continue to believe that our strong free cash flow results during the first half of the year, and our expectations for the balance of 2024, are not reflected in the current trading price of our common shares. As a result, we will continue to use share repurchases as part of our capital allocation strategy. We have completed $89 million of share repurchases so far this year, which is approximately 59 per cent of our $150 million share repurchase target or $0.29 per share in shareholder value."

"Our capital allocation decisions will continue to be balanced and focused on enhancing shareholder value. We are seeing considerable opportunities to support the energy transition in our core jurisdictions, particularly at our legacy thermal sites, where we are actively pursuing redevelopment and recontracting opportunities for the benefit of our shareholders," added Mr. Kousinioris.

Key Business Developments

Appointment of New CFO

On June 30, 2024, Todd Stack, the former Executive Vice President, Finance and CFO retired from the Company. The Board of Directors expresses its deep appreciation to Todd for his contributions to TransAlta and its success during his 34-year career with the Company.

Joel Hunter was appointed Executive Vice President, Finance and Chief Financial Officer of the Company effective July 1, 2024.

Normal Course Issuer Bid ("NCIB") and Automatic Share Purchase Plan ("ASPP")

TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend. The Company previously announced an enhanced common share repurchase program for 2024 of up to $150 million, targeting up to 42 per cent of 2024 FCF guidance to be returned to shareholders in the form of share repurchases and dividends.

On May 27, 2024, the Company announced that it had received approval from the Toronto Stock Exchange to purchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2024 and terminates May 31, 2025. Any common shares purchased under the NCIB will be cancelled.

On June 21, 2024, the Company entered into an ASPP to facilitate repurchases of TransAlta's common shares under its NCIB. Under the ASPP, the Company’s broker may purchase common shares from the effective date of the ASPP until the termination of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of: (a) Aug. 6, 2024; (b) the date on which the maximum purchase limits under the ASPP are reached; or (c) the date on which the Company terminates the ASPP in accordance with its terms.

During the six months ended June 30, 2024, the Company purchased and cancelled a total of 9,537,200 common shares, at an average price of $9.54 per common share, for a total cost of $91 million, including tax on share buybacks.

Production Tax Credit ("PTC") Sale Agreements

On Feb. 22, 2024, the Company entered into a 10-year transfer agreement with an AA- rated customer for the sale of approximately 80 per cent of the expected PTCs to be generated from the White Rock and the Horizon Hill wind facilities.

On June 21, 2024, the Company entered into an additional 10-year transfer agreement with an A+ rated customer for sale of the remaining 20 per cent of the expected PTCs.

The expected annual average EBITDA from the two agreements is approximately $78 million (US$57 million).

Horizon Hill Wind Facility Achieved Commercial Operation

On May 21, 2024, the 200 MW Horizon Hill wind facility achieved commercial operation. The facility is located in Logan County, Oklahoma and is fully contracted to Meta for the offtake of 100 per cent of the generation.

White Rock Wind Facilities Achieved Commercial Operation

On Jan. 1, 2024, the 100 MW White Rock West wind facility achieved commercial operation. On April 22, 2024, the 200 MW White Rock East wind facility was also commissioned. The facilities are located in Caddo County, Oklahoma and are contracted under two long-term PPAs with Amazon for the offtake of 100 per cent of the generation from the facilities.

Bow River Basin Memorandum of Understanding

On April 19, 2024, the Company announced it had signed a voluntary water-sharing memorandum of understanding with over thirty other water licence holders in the Bow River Basin. The Government of Alberta continues to anticipate and prepare for lower water conditions this summer with specific concerns in southern Alberta where agriculture could be impacted by water shortages. The Government of Alberta is leading efforts to coordinate water usage among water licence holders for Alberta river basins in an effort to ensure licensees get the water they need as opposed to the water to which they are entitled. In recognition of the unique role the Company plays in managing water flows while also serving as a key provider to Alberta's electricity grid, we look forward to working with the Government and downstream stakeholders to maximize water storage in the early season to help mitigate any anticipated drought conditions. We anticipate the Company's water management efforts will not have an adverse impact on our electricity generating and environmental objectives.

Annual Shareholder Meeting

The Honourable Rona Ambrose did not stand for re-election and retired from the Board following the annual shareholder meeting on April 25, 2024. At the annual shareholder meeting, the Company received strong support on all items of business, including the election of 12 directors, the reappointment of auditors and the Company's approach to executive compensation.

Mount Keith 132kV Expansion Complete

The Mount Keith 132kV expansion project was completed during the first quarter of 2024. The expansion was developed under the existing PPA with BHP Nickel West ("BHP"), which has a term of 15 years. The expansion will facilitate the connection of additional generating capacity to the transmission network which supports BHP's operations and increases its competitiveness as a supplier of low-carbon nickel.

Second Quarter 2024 Highlights

$ millions, unless otherwise stated	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operational information
Adjusted availability (%)	90.8	84.6	91.5	88.2
Production (GWh)	4,781	4,596	10,959	10,568
Select financial information
Revenues	582	625	1,529	1,714
Adjusted EBITDA(1)	312	387	643	890
Earnings before income taxes	94	79	361	462
Net earnings attributable to common shareholders	56	62	278	356
Cash flows
Cash flow from operating activities	108	11	352	473
Funds from operations(1)	231	391	473	765
Free cash flow(1)	172	278	381	541
Per share
Net earnings per share attributable to common shareholders, basic and diluted	0.18	0.23	0.91	1.34
Funds from operations per share(1),(2)	0.76	1.48	1.55	2.88
FCF per share(1),(2)	0.57	1.05	1.25	2.03
Weighted average number of common shares outstanding	303	264	306	266

Segmented Financial Performance

$ millions	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Hydro	83	147	170	253
Wind and Solar	88	50	177	138
Gas	146	166	280	406
Energy Transition	3	13	29	67
Energy Marketing	30	43	50	82
Corporate	(38)	(32)	(63)	(56)
Total adjusted EBITDA	312	387	643	890
Earnings before income taxes	94	79	361	462

Second Quarter 2024 Financial Results Summary

The Company has demonstrated strong financial and operational performance during the three and six months ended June 30, 2024 and is on track to meet its 2024 Outlook, due to active management of the Company's merchant portfolio and hedging strategies, the commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities and higher production from the Gas segment. For the period, the Company settled a higher volume of hedges at prices that were significantly above the spot market.

Total production for the three and six months ended June 30, 2024, was 4,781 GWh and 10,959 GWh compared to 4,596 GWh and 10,568 GWh, respectively, for the same periods in 2023. The increase of 4 per cent, or 185 GWh and 391 MWh, respectively, was primarily due to:

  Higher production of 640 GWh and 941 GWh, or 75 per cent and 46 per cent, respectively, from the Wind and Solar segment, driven primarily by production from new facilities, including the Horizon Hill facility commissioned in May 2024, the White Rock West and East wind facilities commissioned in January and April 2024, respectively, and the Garden Plain wind facility commissioned in August 2023;
  The return to service of the Kent Hills wind facilities, completed in the first quarter of 2024;
  A higher wind resource in Alberta; and
  Higher production from the Gas segment, primarily driven by lower planned outages at the Alberta gas assets. In addition, market conditions in the Ontario wholesale power market were favourable which enabled higher dispatch at the Sarnia facility and resulted in higher merchant production to the Ontario grid; partially offset by
  Lower production from the Energy Transition segment, which was negatively impacted by increased economic dispatch at the Centralia facility due to lower market prices compared to prior periods and higher planned and unplanned outage hours.

Production for the renewables fleet for the three and six months ended June 30, 2024, increased by 450 GWh and 796 GWh, or 31 per cent and 27 per cent, respectively, compared to the same periods in 2023, driven primarily by:

  The reasons discussed above; partially offset by
  Lower energy production at Hydro, which was due to the optimization of water supply to facilitate generation during the higher anticipated demand periods of summer and winter in 2024, compared to the higher pricing experienced in 2023, which promoted higher production during the same period in the prior year.

Adjusted availability for the three and six months ended June 30, 2024, was 90.8 per cent and 91.5 per cent, respectively, an increase of 7 per cent and 4 per cent, respectively, compared to the same periods in 2023. The increase in the three months ended 2024 was primarily due to:

  Lower planned and unplanned outages at Sheerness Unit 1 and Keephills Unit 3 and lower derates at Sundance Unit 6 in the Gas segment; and
  The return to service of the Kent Hills wind facilities; partially offset by
  Planned major maintenance outages in the Hydro segment.

The higher adjusted availability for the six months ended June 30, 2024, further benefited from:

  Lower unplanned outages in the Wind and Solar segment; partially offset by
  Higher planned and unplanned outages at Centralia Unit 2 in the Energy Transition segment.

Adjusted EBITDA for the three and six months ended June 30, 2024, was $312 million and $643 million, respectively, as compared to $387 million and $890 million, respectively, in 2023, a decrease of $75 million and $247 million, or 19 per cent and 28 per cent, respectively. The major factors impacting adjusted EBITDA are summarized below:

  Hydro adjusted EBITDA for the three and six months ended June 30, 2024, decreased by $64 million and $83 million, or 44 per cent and 33 per cent, respectively, compared to the same periods in 2023, primarily due to:
    Lower power and ancillary services prices in the Alberta market resulting from the anticipated increased supply of new renewable and lower-cost dispatchable gas facilities in the province; and
    Lower energy production due to the optimization of water supply to facilitate generation during the higher demand periods in 2024; partially offset by
    Higher volume of favourable hedging positions settled;
    Higher environmental and tax attribute revenue due to the increased sales of emission credits to third parties and intercompany sales to the Gas segment; and
    Higher ancillary services volumes due to increased demand by the AESO.
  Wind and Solar adjusted EBITDA for the three and six months ended June 30, 2024, increased by $38 million and $39 million, or 76 per cent and 28 per cent, respectively, compared to the same periods in 2023, primarily due to:
    Commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities;
    Higher environmental and tax attribute revenue due to the commencement of the recently announced sales agreements to transfer production tax credits from the Oklahoma facilities to taxable US counterparties;
    Higher production from the return to service of the Kent Hills wind facilities; and
    Stronger wind resource in Alberta in the second quarter; partially offset by
    Lower realized power prices in the Alberta market resulting from the anticipated increased supply of new renewable and lower-cost dispatchable gas facilities in the province; and
    Higher OM&A related to the addition of the Garden Plain, White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities, salary escalations, higher insurance costs and long-term service agreement escalations.
  Gas adjusted EBITDA for the three and six months ended June 30, 2024, decreased by $20 million and $126 million, or 12 per cent and 31 per cent, respectively, compared to the same periods in 2023, although results were broadly in line with expectations. The decrease was primarily due to:
    Lower power and ancillary services prices from the Alberta merchant fleet;
    An increase in the carbon price from $65 per tonne to $80 per tonne, impacting gross margin from our Canadian gas assets;
    Higher fuel and purchased power from higher production; and
    Lower capacity payments in 2024 for Southern Cross Energy in Australia due to the scheduled conclusion on Dec. 31, 2023 of the demand capacity charge under the customer contract, partially offset by the commencement in March 2024 of capacity payments for the Mount Keith 132kV expansion; partially offset by
    Higher volume of favourable hedging positions settled, which generated positive contributions over settled spot prices;
    Lower planned outages in Alberta;
    Lower natural gas prices;
    The utilization of emission credits to settle a portion of our 2023 GHG obligation; and
    Lower OM&A expenses mainly due to the timing of when maintenance has been performed.
  Energy Transition adjusted EBITDA for the three and six months ended June 30, 2024, decreased by $10 million and $38 million, or 77 per cent and 57 per cent, respectively, compared to the same periods in 2023, primarily due to:
    Increased economic dispatch due to lower market prices which negatively impacted production; partially offset by
    Lower fuel costs due to lower production volumes.
  Energy Marketing adjusted EBITDA for the three and six months ended June 30, 2024, decreased by $13 million and $32 million, or 30 per cent and 39 per cent, respectively, compared to the same periods in 2023, primarily due to:
    Lower realized settled trades in the first and second quarters of 2024 in comparison to the prior periods.
  Corporate adjusted EBITDA for the three and six months ended June 30, 2024, decreased by $6 million and $7 million, or 19 percent and 13 per cent, respectively, compared to the same periods in 2023, primarily due to:
    Increased spending to support strategic and growth initiatives.

FCF for the three and six months ended June 30, 2024 decreased by $106 million and $160 million, respectively, or 38 per cent and 30 per cent, compared with the same periods in 2023. The major factors impacting free cash flow were:

  Lower adjusted EBITDA items as noted above;
  Higher current income tax expense due to the non-capital loss carryforwards being fully utilized in 2023;
  Higher net interest expense due to lower capitalized interest and lower interest income; and
  Lower distributions paid to subsidiaries' non-controlling interests relating to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market and the cessation of distributions by TransAlta Renewables Inc.

Cash from operating activities for the three months ended June 30, 2024 of $108 million increased by $97 million compared to the same period in 2023, primarily due to:

  A favourable change in non-cash operating working capital balances on lower accounts receivable from lower revenues and higher collateral received related to derivative instruments; partially offset by
  Lower gross margin on lower revenues net of unrealized gains from risk management activities; and
  Lower accounts payable and accrued liabilities and higher collateral provided as a result of market price volatility.

Cash from operating activities for the six months ended June 30, 2024 of $352 million decreased by 26 per cent compared to the same period in 2023, primary due to:

  Lower gross margin on lower revenues net of unrealized gains from risk management activities; partially offset by
  Lower fuel and purchased power and carbon compliance costs; and
  A favourable change in non-cash operating working capital balances on lower accounts receivable from lower revenues and higher collateral received related to derivative instruments.

Net earnings attributable to common shareholders for the three and six months ended June 30, 2024 totalled $56 million and $278 million, respectively, compared to $62 and $356 million in the same periods in 2023, primarily due to:

  Lower adjusted EBITDA due to items discussed above;
  Higher income tax expense due to a recovery related to the reversal of previously derecognized Canadian deferred tax assets in the second quarter of 2023; partially offset by
  Lower depreciation and amortization primarily due to revisions to useful lives on certain facilities in prior periods.

Alberta Electricity Portfolio

The average spot power price per MWh for the three and six months ended June 30, 2024, decreased to $45 per MWh and $72 per MWh, respectively, from $160 per MWh and $151 per MWh, respectively, in the same periods in 2023, primarily due to:

  Higher generation from the addition of new wind and solar and gas supply in the market compared to the prior periods;
  Lower natural gas prices; and
  Milder weather compared with the same periods in 2023.

Realized merchant power price per MWh of production for the three and six months ended June 30, 2024, decreased by $20 per MWh and $6 per MWh, respectively, compared to the same periods in 2023, primarily due to:

  Lower average spot power prices as explained above; and
  Lower hedge prices compared to the same periods in 2023; partially offset by
  Higher volume of favourable hedging positions settled, which generated positive contributions over settled spot prices.

Carbon compliance cost per MWh of production for the three and six months ended June 30, 2024, was consistent compared to the same periods in 2023, primarily due to:

  An increase in carbon pricing from $65 per tonne to $80 per tonne, which was offset by the utilization of emission credits to settle a portion of the 2023 Green House Gas obligation.

Hedged volumes for the three and six months ended June 30, 2024 were 2,132 GWh and 4,077 GWh at an average price of $84 per MWh and $86 per MWh, respectively. Volumes increased over the same periods in 2023 by 1,714 GWh and 3,828 GWh, respectively. In anticipation of lower prices in 2024, the Company deployed a defensive strategy to increase financial hedges for the merchant portfolio at attractive margins. Realized gains and losses on financial hedges are included in Revenues.

Liquidity and Financial Position

We expect to maintain adequate available liquidity under our committed credit facilities. As at June 30, 2024, we had access to $1.7 billion in liquidity, including $350 million in cash.

2024 Financial Guidance

The following table outlines our expectations on key financial targets and related assumptions for 2024:

Measure	2024 Target
Adjusted EBITDA	$1,150 million - $1,300 million
FCF	$450 million - $600 million
FCF per share	$1.47 - $1.96
Dividend per share (annualized)	$0.24

The Company's outlook for 2024 may be impacted by a number of factors as detailed further below.

Market	2024 Assumptions
Alberta spot ($/MWh)	$75 to $95
Mid-C spot (US$/MWh)	US$75 to US$85
AECO gas price ($/GJ)	$1.75 to $2.25

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$2 million impact on adjusted EBITDA for 2024 for the balance of the year.

Other assumptions relevant to the 2024 outlook

2024 Expectations
Energy Marketing gross margin	$110 million to $130 million
Sustaining capital	$130 million to $150 million
Corporate cash taxes	$95 million to $130 million
Cash interest	$240 million to $260 million

Hedging assumptions	Q3 2024	Q4 2024	Full year 2025	Full year 2026
Hedged production (GWh)	2,254	2,198	4,977	3,361
Hedge price ($/MWh)	$85	$84	$77	$80
Hedged gas volumes (GJ)	14 million	14 million	28 million	18 million
Hedge gas prices ($/GJ)	$2.82	$2.82	$3.51	$3.67

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, August 1, 2024, to discuss our second quarter 2024 results. The call will begin with an address by John Kousinioris, President and Chief Executive Officer, and Joel Hunter, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Second Quarter 2024 Conference Call

Webcast link: https://edge.media-server.com/mmc/p/wyxuetfp

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. To access the conference call via telephone, please register ahead of time using the call link here: https://register.vevent.com/register/BI822fcd13487248f6aeaefa8578cef5cc. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/wyxuetfp. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Notes

(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. In the second quarter of 2024, our reported EBITDA composition was adjusted to include the impact of acquisition transaction and integration costs as the Company does not have frequent business acquisitions and the acquisition transaction and integration costs are not reflective of Company’s ongoing business performance. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended June 30, 2024:

Three months ended June 30, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	99	112	284	79	47	(34)	587	(5)	—	582
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	8	10	(14)	1	—	6	—	(6)	—
Realized gain (loss) on closed exchange positions	—	—	3	1	(9)	—	(5)	—	5	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	2	2	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	100	122	303	66	39	(34)	596	(5)	(9)	582
Fuel and purchased power	3	8	97	46	—	—	154	—	—	154
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	3	8	96	46	—	—	153	—	1	154
Carbon compliance	—	—	26	—	—	(34)	(8)	—	—	(8)
Gross margin	97	114	181	20	39	—	451	(5)	(10)	436
OM&A	13	24	42	15	9	42	145	(1)	—	144
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	24	42	15	9	38	141	(1)	4	144
Taxes, other than income taxes	1	4	3	2	—	—	10	(1)	—	9
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)	83	88	146	3	30	(38)	312
Equity income										3
Finance lease income										4
Depreciation and amortization										(131)
Asset impairment charges										(5)
Interest income										8
Interest expense										(80)
Foreign exchange loss										(1)
Gain on sale of assets and other										1
Earnings before income taxes										94

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended June 30, 2023:

Three months ended June 30, 2023 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	168	86	251	121	3	1	630	(5)	—	625
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(1)	(8)	56	(3)	93	—	137	—	(137)	—
Realized loss on closed exchange positions	—	—	(4)	—	(48)	—	(52)	—	52	—
Decrease in finance lease receivable	—	—	13	—	—	—	13	—	(13)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Unrealized foreign exchange loss on commodity	—	—	—	—	1	—	1	—	(1)	—
Adjusted revenues	167	78	320	118	49	1	733	(5)	(103)	625
Fuel and purchased power	5	7	85	90	—	1	188	—	—	188
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	7	84	90	—	1	187	—	1	188
Carbon compliance	—	—	25	—	—	—	25	—	—	25
Gross margin	162	71	211	28	49	—	521	(5)	(104)	412
OM&A	14	18	50	14	6	32	134	—	—	134
Taxes, other than income taxes	1	4	4	1	—	—	10	(1)	—	9
Net other operating income	—	(1)	(9)	—	—	—	(10)	—	—	(10)
Adjusted EBITDA(2)	147	50	166	13	43	(32)	387
Equity income										(1)
Finance lease income										4
Depreciation and amortization										(173)
Asset impairment reversals										13
Interest income										16
Interest expense										(72)
Foreign exchange gain										8
Gain on sale of assets and other										5
Earnings before income taxes										79

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the six months ended June 30, 2024:

Six months ended June 30, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	211	251	717	296	99	(34)	1,540	(11)	—	1,529
Reclassifications and adjustments:
Unrealized mark-to-market gain	(4)	(13)	(81)	(20)	(2)	—	(120)	—	120	—
Realized gain (loss) on closed exchange positions	—	—	11	—	(28)	—	(17)	—	17	—
Decrease in finance lease receivable	—	1	9	—	—	—	10	—	(10)	—
Finance lease income	—	3	3	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted revenues	207	242	657	276	69	(34)	1,417	(11)	123	1,529
Fuel and purchased power	9	17	239	212	—	—	477	—	—	477
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	9	17	237	212	—	—	475	—	2	477
Carbon compliance	—	—	66	—	—	(34)	32	—	—	32
Gross margin	198	225	354	64	69	—	910	(11)	121	1,020
OM&A	26	44	88	33	19	70	280	(2)	—	278
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(7)	(7)	—	7	—
Adjusted OM&A	26	44	88	33	19	63	273	(2)	7	278
Taxes, other than income taxes	2	8	6	2	—	—	18	(1)	—	17
Net other operating income	—	(4)	(20)	—	—	—	(24)	—	—	(24)
Adjusted EBITDA(2)	170	177	280	29	50	(63)	643
Equity income										4
Finance lease income										6
Depreciation and amortization										(255)
Asset impairment charges										(6)
Interest income										15
Interest expense										(149)
Foreign exchange loss										(6)
Gain on sale of assets and other										3
Earnings before income taxes										361

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the six months ended June 30, 2023:

Six months ended June 30, 2023 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	293	201	746	388	95	1	1,724	(10)	—	1,714
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(2)	(8)	(8)	(17)	109	—	74	—	(74)	—
Realized gain (loss) on closed exchange positions	—	—	(17)	—	(103)	—	(120)	—	120	—
Decrease in finance lease receivable	—	—	26	—	—	—	26	—	(26)	—
Finance lease income	—	—	8	—	—	—	8	—	(8)	—
Unrealized foreign exchange loss on commodity	—	—	—	—	1	—	1	—	(1)	—
Adjusted revenues	291	193	755	371	102	1	1,713	(10)	11	1,714
Fuel and purchased power	10	16	215	271	—	1	513	—	—	513
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	10	16	213	271	—	1	511	—	2	513
Carbon compliance	—	—	57	—	—	—	57	—	—	57
Gross margin	281	177	485	100	102	—	1,145	(10)	9	1,144
OM&A	26	35	91	31	20	56	259	(1)		258
Taxes, other than income taxes	2	7	8	2	—	—	19	(1)		18
Net other operating income	—	(3)	(20)	—	—	—	(23)	—		(23)
Adjusted EBITDA(2)	253	138	406	67	82	(56)	890
Equity income										1
Finance lease income										8
Depreciation and amortization										(349)
Asset impairment reversals										16
Interest income										31
Interest expense										(146)
Foreign exchange gain										5
Gain on sale of assets and other										5
Earnings before income taxes										462

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles cash flow from operating activities to FFO and FCF:

	Three months ended June 30		Six months ended June 30
$ millions, unless otherwise stated	2024	2023	2024	2023
Cash flow from operating activities(1)	108	11	352	473
Change in non-cash operating working capital balances	114	408	107	366
Cash flow from operations before changes in working capital	222	419	459	839
Adjustments
Share of adjusted FFO from joint venture(1)	2	5	4	8
Decrease in finance lease receivable	5	13	10	26
Clean energy transition provisions and adjustments(2)	2	7	2	7
Realized loss on closed exchanged positions	(5)	(52)	(17)	(120)
Acquisition and integration costs	4	—	7	—
Other(3)	1	(1)	8	5
FFO(4)	231	391	473	765
Deduct:
Sustaining capital(1)	(40)	(44)	(40)	(64)
Dividends paid on preferred shares	(13)	(12)	(26)	(25)
Distributions paid to subsidiaries’ non-controlling interests	(5)	(53)	(24)	(129)
Principal payments on lease liabilities	(1)	(3)	(2)	(5)
Other	—	(1)	—	(1)
FCF(4)	172	278	381	541
Weighted average number of common shares outstanding in the period	303	264	306	266
FFO per share(4)	0.76	1.48	1.55	2.88
FCF per share(4)	0.57	1.05	1.25	2.03

(1) Includes our share of amounts for Skookumchuck, an equity-accounted joint venture.
(2) 2023 includes amounts related to onerous contracts recognized in 2021.
(3) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from the equity-accounted joint venture.
(4) These items are not defined and have no standardized meaning under IFRS. Refer to the non-IFRS Measures section in this earnings release.

The table below provides a reconciliation of adjusted EBITDA to FFO and FCF:

	Three months ended June 30		Six months ended June 30
$ millions, unless otherwise stated	2024	2023	2024	2023
Adjusted EBITDA(1)(4)	312	387	643	890
Provisions	6	1	6	4
Net interest expense(2)	(57)	(38)	(105)	(83)
Current income tax recovery (expense)	(33)	42	(60)	(18)
Realized foreign exchange gain (loss)	—	1	(8)	(6)
Decommissioning and restoration costs settled	(12)	(9)	(19)	(16)
Other non-cash items	15	7	16	(6)
FFO(3)(4)	231	391	473	765
Deduct:
Sustaining capital(4)	(40)	(44)	(40)	(64)
Dividends paid on preferred shares	(13)	(12)	(26)	(25)
Distributions paid to subsidiaries’ non-controlling interests	(5)	(53)	(24)	(129)
Principal payments on lease liabilities	(1)	(3)	(2)	(5)
Other	—	(1)	—	(1)
FCF(3)(4)	172	278	381	541

(1) Adjusted EBITDA is defined in the Additional IFRS Measures and non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above.
(2) Net interest expense includes interest expense for the period less interest income.
(3) These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of in this earnings release and reconciled to cash flow from operating activities above.
(4) Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture. Refer to the Capital Expenditures section of our Second Quarter 2024 MD&A for details of sustaining capital expenditures.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management’s Discussion & Analysis (“MD&A”). These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also define sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: TransAlta’s commitment to enhancing shareholder returns through share buybacks and dividends; the Company previously announced an enhanced common share repurchase program for 2024 of up to $150 million, targeting up to 42 per cent of 2024 FCF guidance to be returned to shareholders in the form of share repurchases and dividends; that the expected annual average EBITDA from the two agreements for the sale of PTCs being approximately $78 million (US$57 million); that opportunities will arise to support the energy transition in our core jurisdictions, including the redevelopment and recontracting our legacy thermal sites; that the Company's water management efforts will not have an adverse impact on our electricity generating and environmental objectives; and our expectations on key financial targets and related assumptions for 2024 and our ability to meet such targets, including adjusted EBITDA, free cash flow, and dividend per share.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations beyond those that have already been announced; those assumptions contained in the Company’s 2024 Outlook, including as it pertains to power and gas prices and expected hedge levels; no material adverse impacts to long-term investment and credit markets; no significant changes to the decommissioning and restoration costs; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings. Forward-looking statements are subject to a number of significant risks, and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; supply chain disruptions impacting major maintenance and growth projects; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged positions; risks associated with development and construction projects, including as it pertains to real property, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty risk, including credit risk and risks of realizing a higher rate of losses on our accounts receivables; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; an inability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters, and climate-change related risks; increases in costs; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar, or wind resources required to operate our facilities; any inability to receive all required regulatory approvals for the acquisition of Heartland Generation Ltd. and the risk that the closing of such transaction could be delayed or not occur; failure to meet financial expectations, including any failure to meet our 2024 Outlook; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective and timely manner or at all; industry risk and competition in the business in which we operate; structural subordination of securities; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2023. Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com